                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              AMERICAN DAIRY, INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  025334 10 3
                                  -----------
                                 (CUSIP Number)

                                MR. CHARLES HUNG
                        AMERICAN EASTERN SECURITIES, INC.
                           865 S. FIGUEROA, SUITE 3340
                          LOS ANGELES, CALIFORNIA 90071
                            TELEPHONE: (213) 488-5131
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 28, 2003
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                             CUSIP NO. 025334 10 3


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     American Eastern Securities, Inc.                 95-4236307
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO (Consulting fees and commissions)
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
     N/A
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6.   Citizenship or Place of Organization
     United States
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               7.   Sole Voting Power
  NUMBER OF         654,475 shares of Common Stock
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           N/A
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           654,475 shares of Common Stock
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    N/A
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     654,475 shares of Common Stock, including warrants to purchase 571,428 shares of Common Stock at $1.75 per share
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
     None
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.5% of Common Stock (assumes exercise of warrants)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     BD
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                                      -2-

                                  SCHEDULE 13D

                             CUSIP NO. 025334 10 3


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Charles Hung
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO (Consulting fees and commissions)
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
     N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         100,640 shares of Common Stock
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           N/A
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           100,640 shares of Common Stock
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    N/A
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,640 shares of Common Stock
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]

     Excludes shares of Common Stock and warrants held by American Eastern Securities, Inc.
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0.9% of Common Stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of American Dairy, Inc. (the "Issuer"), a Utah corporation which has its principal executive offices at 1st Qingxiang Street, Feihe, Kedong County, Heilongjiang Province 164800, the People's Republic of China.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer that were acquired by American Eastern Securities, Inc. ("AES") and Mr. Charles Hung whose principal business is operating as a registered broker-dealer. Mr. Hung is the owner and control person of AES. The business address of AES and Mr. Hung is located at: 865 S. Figueroa, Suite 3350, Los Angeles, California 90071.

         AES and Mr. Hung have not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

         AES is a corporation incorporated in the State of California.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         AES and Mr. Hung previously acquired 83,047 shares and 100,640 shares, respectively, of the Common Stock, $.001 par value, of the Issuer from May 2003 through August 2003 for consulting services, commissions and an open-market purchase. On August 28, 2003, AES acquired a warrant to purchase 571,428 shares of the Common Stock of the Issuer at an exercise price of $1.75 which expires on August 28, 2006, for consulting services.

ITEM 4.           PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Issuer by AES and Mr. Hung was primarily for investment purposes.

         (a) There are no tentative plans and proposals to acquire additional securities of the Issuer, or the disposition of securities of the Issuer; however, AES expects to acquire additional securities of the Issuer in connection with its underwriting activities and consulting services on behalf of the Issuer in the ordinary course of its business as a broker-dealer.

         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

         (d) There are no plans to change the board of directors, or changing the total authorized number of directors on the Board of Directors, or any change of their term of office.

         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer. However, the Issuer is engaged in a private placement of shares of its Common Stock in reliance upon Rule 506 of Regulation D under the Securities Act of 1933 in which AES is an underwriter.

         (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

         (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

         (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD over-the-counter Electronic Bulletin Board market (OTC-BB).

         (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, AES and Mr. Hung are the beneficial owners of 183,687 shares of the Common Stock of the Issuer, and AES also owns warrants to purchase 571,428 shares of Common Stock at an exercise price of $1.75 per share for a term expiring on August 28, 2006. Assuming the exercise of such warrants by AES, AES and Mr. Hung would own a total of 755,115 shares of Common Stock representing approximately 6.4% of the issued and outstanding Common Stock of the Issuer.

         (b) AES and Mr. Hung have the sole power to vote and to dispose of the securities of the Issuer described herein.

         (c) No other purchases or sales of the Common Stock of the Issuer have been made by AES or Mr. Hung during the preceding 60 days, except as described herein.

         (d) To the best of the knowledge of AES and Mr. Hung, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by them.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of the knowledge of AES and Mr. Hung, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by them.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2003                           American Eastern Securities, Inc.

                                             By: /s/ Charles Hung
                                                 -------------------------------
                                                 Charles Hung, President


                                             /s/ Charles Hung
                                             -----------------------------------
                                             Charles Hung